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SECURI 11019152 IISSION

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SEC Mail Processing Section

FEB 28 2011

Washington, DC 110

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Newedge USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 West Jackson Boulevard, Suite 500
(No. and Street)

Chicago	IL	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy Brda (312) 762-3018
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Fay and Thomas P. Gillis, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newedge USA, LLC, (the company) as of December 31, 2010, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John Fay
Chief Executive Officer

"OFFICIAL SEAL"
THOMAS A. MCBRIDE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12/10/2013

Thomas P. Gillis
Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Newedge USA, LLC

Statement of Financial Condition
and Supplemental Information

December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Newedge USA, LLC

We have audited the accompanying statement of financial condition of Newedge USA, LLC (the Company) as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

Chicago, Illinois
February 24, 2011

Newedge USA, LLC

Statement of Financial Condition

(Thousands of Dollars)

December 31, 2010

Assets	
Cash and cash equivalents	$ 172,796
Funds segregated for regulatory purposes	23,208,416
Receivables:	
Brokers, dealers, and clearing organizations	917,811
Customers (net of allowance of $4,348)	624,864
Securities purchased under agreements to resell	8,006,376
Securities borrowed	6,301,102
Financial instruments owned (including $1,561,635 pledged)	1,676,186
Fixed assets, net of accumulated depreciation and amortization of $107,967	38,816
Other assets	125,867
	$ 41,072,234
Liabilities and member's equity	
Short-term borrowings	$ 237,044
Payables:	
Brokers, dealers, and clearing organizations	2,283,395
Customers	22,555,933
Securities sold under agreements to repurchase	8,074,319
Securities loaned	5,005,875
Financial instruments sold, not yet purchased	215,090
Accounts payable and accrued liabilities	77,610
Other liabilities	51,362
	38,500,628
Subordinated debt	1,705,000
Member's equity	866,606
Total liabilities and member's equity	$ 41,072,234

See notes to statement of financial condition.

1. Organization and Nature of Operations

The Company

Newedge USA, LLC (Newedge USA or the Company) is wholly owned by Newedge Group SA (Newedge Group). Newedge Group is a 50/50 joint venture between Societe Generale (SG), Paris, France and Credit Agricole CIB, Paris, France.

Nature of Operations

Newedge USA is a registered broker-dealer and futures commission merchant and principally engages in the intermediation of futures contracts, fixed income securities, equities, foreign exchange, and the related derivatives for customers, affiliates, and counterparties. Newedge USA additionally engages in proprietary trading activities, primarily to facilitate customer transactions. Newedge USA is a clearing member of most major United States-based futures and securities exchanges and most clearing/settlement organizations.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Cash and Cash Equivalents

The Company considers highly liquid debt instruments purchased with an original maturity of three months or less and not held for sale in the ordinary course of business to be cash equivalents. Cash and cash equivalents at December 31, 2010 consist of interest-bearing cash accounts.

2. Significant Accounting Policies (continued)

Funds Segregated for Regulatory Purposes

The Company is obligated by rules mandated by the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC) to segregate or set aside cash or qualified securities to satisfy regulations, promulgated to protect customer assets. At December 31, 2010, the Company was in compliance with its segregation requirements, which includes segregation, secured, sequestered, and Rule 15c3-3 requirements. At December 31, 2010, the Company has cash of $552 million, securities of $16,899 million, securities purchased under agreements to resell of $3,560 million, and receivables from brokers, dealers, and clearing organizations of $2,197 million segregated in accordance with these regulatory requirements.

Securities and Derivatives Transactions

Proprietary securities and derivatives transactions and the related revenues and expenses are recorded on the trade date. Financial instruments owned and financial instruments sold, not yet purchased are generally recorded at market value based on quoted market prices. If quoted prices are not available, fair values are estimated on the basis of dealer quotes or quoted prices for instruments with similar characteristics. The Company values its referential swap contracts using a valuation based on relevant settlement prices of the referenced futures contract. Futures are valued using the exchange closing settlement price and are included in payables to brokers, dealers, and clearing organizations in the statement of financial condition.

Customer Transactions

Customer securities and commodities transactions are recorded on the settlement date.

2. Significant Accounting Policies (continued)

Receivables from and payables to customers, including affiliates, arise primarily in connection with securities and commodities transactions and include gains and losses on open commodity trades. Securities and options owned or sold by customers and held by the Company as collateral or as margin are not reflected in the statement of financial condition. A portion of these securities has been deposited as margin with clearing organizations. At December 31, 2010, the market value of customer securities held was $11.2 billion, of which $8.5 billion has been pledged as margin at carrying brokers and clearing organizations.

Collateralized Financings

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions, are collateralized primarily by U.S. government and government agency securities, and are carried at their contracted resale or repurchase amounts plus accrued interest. Repurchase and resale transactions are presented on a net-by-counterparty basis in the accompanying statement of financial condition where net presentation is permitted pursuant to the provisions of ASC 210-20 *Offsetting*.

The Company's policy is to take possession or control of securities with a market value in excess of the principal amount loaned, plus accrued interest, in order to collateralize resale agreements. The Company monitors the market value of the underlying securities that collateralize the related receivable on resale agreements on a daily basis and may require additional collateral when deemed appropriate. Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held.

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received plus accrued interest. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded as necessary.

2. Significant Accounting Policies (continued)

Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations include amounts receivable for securities not delivered by the Company to the purchaser by the settlement date and margin deposits. Payables to brokers, dealers, and clearing organizations include amounts payable for securities not received by the Company from the seller by the settlement date. Receivables and payables to brokers, dealers, and clearing organizations also include amounts related to net receivables and payables from unsettled trades.

Fixed Assets

Fixed assets include furniture, equipment, software, and leasehold improvements and are recorded at cost, less accumulated depreciation and amortization.

Foreign Currency

The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the close of business in the statement of financial condition date.

Fair Value of Financial Instruments

The Company previously adopted ASC 820-10, *Fair Value Measurements and Disclosures*, for financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis. ASC 820-10 clarifies the definition of fair value and the methods used to measure fair value and expands disclosures about fair value measurements.

2. Significant Accounting Policies (continued)

ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various approaches, including market, income, and/or cost approaches. ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own judgments about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities. Financial assets and liabilities utilizing Level 1 inputs include active exchange-traded equity securities, listed derivatives, foreign currency forwards, and U.S. government securities.

- Level 2 – Quoted prices for identical or similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Financial assets and liabilities utilizing Level 2 inputs include corporate bonds, certificates of deposit, and referential swaps.

- Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

In certain cases, the inputs used to measure the fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*. ASU 2010-06 establishes new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. ASU 2010-06 also establishes a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The Company has adopted ASU 2010-06 effective January 1, 2010, except for the disclosure of roll forward activities for Level 3 fair value measurements, which will become effective for the Company with the reporting period beginning January 1, 2011. Other than requiring additional disclosures when applicable, the adoption of this new guidance did not have a material impact on the Company's statement of financial condition.

3. Fair Value Disclosures

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10.

3. Fair Value Disclosures (continued)

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2010, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value (in thousands of dollars):

	Level 1	Level 2	Level 3	Total
Assets				
Funds segregated and on deposit for regulatory purposes:				
Certificates of deposit	$ –	$ 5,003,995	$ –	$ 5,003,995
U.S. government securities	11,881,404	–	–	11,881,404
Corporate bonds	–	13,975	–	13,975
Brokers, dealers, and clearing organizations (receivables):				
U.S. government securities	122,607	–	–	122,607
Foreign currency forwards	38,260	–	–	38,260
Futures contracts	104,078	–	–	104,078
Financial instruments owned:				
U.S. government securities	1,565,689	–	–	1,565,689
ETFs	98,848	–	–	98,848
Equities	11,649	–	–	11,649
Total assets at fair value	$ 13,822,535	$ 5,017,970	$ –	$ 18,840,505
Liabilities				
Customer (payables):				
Foreign currency forwards	$ 31,208	$ –	$ –	$ 31,208
Financial instruments sold, not yet purchased:				
Referential commodity swaps	–	136,490	–	136,490
U.S. government securities	74,534	–	–	74,534
Equities	4,066	–	–	4,066
Total liabilities at fair value	$ 109,808	$ 136,490	$ –	$ 246,298

3. Fair Value Disclosures (continued)

The table below provides a reconciliation of the beginning and ending balances for the major classes of assets measured at fair value using significant unobservable inputs (Level 3) (in thousands of dollars):

	Funds Segregated	Financial Instruments Owned
Fair value of assets at January 1, 2010	$ 7,580	$ 12,094
Realized gains	150	339
Proceeds from sales/redemptions	(7,730)	(12,433)
Fair value of assets at December 31, 2010	$ –	$ –

The Company assesses its financial instruments on a semi-annual basis to determine the appropriate classification within the fair value hierarchy, as defined by Topic 820. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels are deemed to occur at the end of the reporting period. There were no material transfers between the Company's Level 1, Level 2 and/or Level 3 classified instruments during the twelve months ended December 31, 2010.

4. Transactions With Related Parties

The Company provides and receives execution and clearing services for derivatives, securities, and financing transactions with entities affiliated through common ownership. Amounts outstanding to/from such affiliates at December 31, 2010, are reflected in the statement of financial condition as follows (in thousands of dollars):

Assets	
Funds segregated for regulatory purposes	$ 4,978,564
Receivables from brokers, dealers, and clearing organizations	342,998
Receivables from customer	457
Securities purchased under agreements to resell	468,603
Securities borrowed	891,504
Financial instruments owned	6,997
Other assets	5,642
Liabilities	
Short-term borrowings	237,044
Payables to brokers, dealers, and clearing organizations	2,077,592
Payables to customers	2,939,744
Securities sold under agreements to repurchase	313,902
Securities loaned	535,346
Subordinated debt	1,705,000

The Company enters into unsecured bank borrowings with affiliated entities primarily to finance resale agreements and foreign currency settlements. At December 31, 2010, such short-term borrowings totaled approximately $237 million.

4. Transactions With Related Parties (continued)

Newedge Facilities Management Inc., an affiliate owned by Newedge Group, provides technology support to the Company for which the Company incurs a fee.

Newedge Group allocates a management fee to the Company to cover costs that arise in conjunction with various administrative, financing, and support services.

Certain over-the-counter transactions are introduced by Newedge USA to Newedge Alternative Strategies Inc. (NAST), a Newedge Group subsidiary. NAST serves as the counterparty to the transactions and in connection therewith earns fees. Newedge USA provides administrative and operational support services to NAST in connection with the over-the-counter transactions for which Newedge USA earns fees.

An affiliate of the Company provides direct financing to certain Newedge USA futures customers. Loan amounts are not recorded on the Company's statement of financial condition.

5. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and financial instruments sold, not yet purchased by the Company represent proprietary trading positions. The balances at December 31, 2010, are presented below (in thousands of dollars):

	Owned	Sold, Not Yet Purchased
U.S. government obligations	$ 1,565,689	$ 74,534
Referential commodity swaps	–	136,490
ETFs	98,848	–
Equities	11,649	4,066
	$ 1,676,186	$ 215,090

Financial instruments sold, not yet purchased obligate the Company to purchase the financial instruments at a future date at then-prevailing prices, which may differ from the carrying values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

6. Derivative, Customer, and Financing Activities

Derivative Activities

Derivatives are financial instruments, which include futures, options, swaps, and forward contracts, whose value is based upon an underlying asset, index, or reference rate. A derivative contract may be traded on an exchange or over the counter. Exchange-traded derivative contracts are standardized and include futures and options contracts. Over-the-counter (OTC) derivative contracts are individually negotiated between contracting parties and include swap and forward contracts. In the normal course of business, to facilitate customer activities, the Company enters into futures contracts, options, forward contracts, and swap contracts. The swap contracts are referential swaps that are economically similar to futures contracts. The Company records its derivative activities at market or fair value.

At December 31, 2010, the fair value of derivatives was as follows (in thousands of dollars, except number of contracts):

	Assets (1)	Liabilities (2)	Number of Contracts (3)
Commodity futures contracts	$ 104,078	$ –	50,849
Foreign currency forward contracts	38,260	31,208	1,759,020
Referential commodity swap contracts	–	136,490	5,559,986
	$ 142,338	$ 167,698	

(1) Reflects derivative assets within receivables from brokers, dealers, and clearing organizations.
(2) Reflects derivative liabilities within financial instruments sold, not yet purchased, of $136,490 and payables to customers of $31,208.
(3) Contract equivalent is determined using industry standards and equivalent contracts in the futures market. OTC contract equivalents are determined by dividing OTC notionals by associated contract notionals. For minor currencies for which no futures contracts are traded, contract equivalents are determined to be equal to the USD notional divided by $1,000, which is consistent with other minor currency futures contracts. Number of contracts is reported as a quarterly average for the year ended December 31, 2010.

6. Derivative, Customer, and Financing Activities (continued)

Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in commodity prices, foreign currency exchange rates, interest rates, and other factors. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally have limited credit risk. The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in the Company incurring a loss. For these instruments, the unrealized gain or loss, rather than the contract or notional amounts, represents the approximate cash requirements. To reduce its credit risk for derivative transactions, including referential swaps, the Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible. The Company also has credit guidelines that limit the Company's credit exposures to any one counterparty. Specific credit risk limits based on the credit guidelines are also in place for each type of counterparty. The Company may require counterparties to pledge collateral when deemed necessary. The credit risk for such transactions represents the net unrealized gain, net of any collateral held.

Customer Activities

The Company executes and clears futures contracts, options on futures contracts, and equity options for its customers, including affiliates. Substantially all of these contracts are transacted on a margin basis subject to individual exchange regulations for the accounts of its customers. As such, the Company guarantees to the respective clearing organizations its customers' performance under these contracts. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. To reduce its risk, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges on which such contracts are traded. This margin is a good faith deposit from the customers, which reduces the risk to the Company of failure on behalf of the customers to fulfill any obligation under the contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements, as needed, due to daily fluctuations in the value of the underlying positions and establishes credit limits for such activities. If necessary, certain positions may be liquidated to satisfy resulting changes in margin requirements. Management believes that the margin deposits held at December 31, 2010, were adequate to minimize the risk of material loss that could be created by the positions held.

6. Derivative, Customer, and Financing Activities (continued)

Financing Activities

In the normal course of business, the Company obtains securities under resale and securities borrow agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2010, the Company obtained securities with a fair value of $26.0 billion, of which $25.6 billion has been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

7. Fixed Assets

Fixed assets consisted of the following at December 31, 2010 (in thousands of dollars):

Furniture and equipment	$ 63,250
Leasehold improvements	43,289
Software	35,008
Internally-developed software	5,236
	146,783
Less accumulated depreciation and amortization	(107,967)
	$ 38,816

8. Income Taxes

Included in other assets at December 31, 2010, is a net deferred tax asset of $27.9 million and a current tax receivable of $24.9 million. Included in other liabilities at December 31, 2010, is a current tax liability of $17.2 million related to uncertain tax positions. Deferred tax assets and liabilities are comprised principally of the net temporary differences related to deferred compensation arrangements, amortization of purchased employment agreements, provisions for doubtful accounts, valuation of certain stock in exchanges and other securities owned, and depreciation and amortization. The Company will establish a valuation allowance if either it is more likely than not that the deferred tax asset will expire before the Company is able to realize the benefits, or the future deductibility is uncertain. The Company has recorded a valuation allowance of approximately $6.1 million related to state and local net operating losses. The Company believes its future tax profits will be sufficient to recognize its other net deferred tax assets.

8. Income Taxes (continued)

The Company did not recognize any adjustment in the liability for uncertain tax positions upon adoption of ASC 740-10. Included in the statement of financial condition is accrued interest of $4.3 million.

The Company is subject to income tax examinations for its federal, state, and local income taxes. The federal and certain state income tax returns are closed to examination through 2005. New York State and New York City return examinations have been completed through 2002. New York State income tax is currently under examination for the years 2003 and 2004, and it is reasonably possible that the examination will be concluded over the next twelve months. The Company does not expect the New York State or any other examination will result in any adjustment that will materially affect the liability for uncertain tax positions.

9. Subordinated Debt

At December 31, 2010, the Company had subordinated debt outstanding totaling $1,705 million under agreements with Newedge Group at interest rates based on LIBOR plus a range of 55 basis points to 162 basis points, maturing at various dates as follows (in thousands of dollars):

Interest Rate	Maturity Date	Amount
0.80%	January 31, 2012	$ 535,000
0.80%	September 30, 2012	1,000,000
1.87%	September 30, 2013	170,000
Total		$ 1,705,000

The debt is subordinated to the general claims of creditors. The subordinated borrowings have been approved by the applicable regulatory bodies and are available in computing net capital under the SEC net capital rule. To the extent that such borrowings are required for continued compliance with minimum net capital requirements, the loan agreements provide that this debt may not be repaid.

10. Commitments, Contingencies, and Guarantees

Commitments

The Company has various non-cancelable office leases and sublease agreements with various unaffiliated third parties, the latest of which expires in 2019. Future minimum lease payments relating to these arrangements are as follows (in thousands of dollars):

Years Ending December 31	Future Minimum Lease Payments
2011	$ 10,045
2012	8,171
2013	9,241
2014	9,342
2015	9,418
Thereafter	24,307
	$ 70,524

Contingencies

The Company is involved in various litigation, arbitration, and regulatory matters arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such matters will not have a materially adverse effect on the Company's financial position.

10. Commitments, Contingencies, and Guarantees (continued)

Guarantees

The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general, the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

11. Benefit Plans and Deferred Compensation Plan

The Company sponsors a 401(k) profit-sharing plan (the Plan) in which substantially all of its employees are eligible to participate. The Plan provides for the Company's contributions based on the employees' salaries or a match of employee contributions, as defined.

In addition, the Company sponsors a deferred compensation plan under which eligible employees may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution. Under this plan, participants may make assumed investment choices with respect to amounts contributed and are immediately vested in the plan upon deferral. Although not required to do so under the plan, the Company invests such contributions in assets that mirror the investment choices. The balances in this plan are subject to the claims of general creditors of the Company. Assets totaling approximately $42.2 million and liabilities totaling approximately $21.8 million are included in other assets and other liabilities, respectively, in the statement of financial condition at December 31, 2010.

The Company also sponsors certain other deferred compensation plans under which amounts are deferred for officers or employees subject to the plans and paid over a three-year period, subject to certain employment conditions. These employees' deferred amounts may fluctuate based on the future performance of the Company.

12. Net Capital Requirements and Other Regulatory Matters

Newedge USA is subject to the minimum financial requirements of the SEC and the CFTC. Under these requirements, Newedge USA must maintain minimum net capital, as defined by the SEC and CFTC. The Company has elected to compute its net capital requirements under the alternative method provided for in SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1,500,000 or 2% of aggregate customer-related debit items, as defined. Under the CFTC requirements, Newedge USA is required to maintain adjusted net capital equal to the greater of $1,000,000, or the sum of 8% of the customer risk maintenance margin requirements and 8% of the non-customer risk maintenance margin requirements, as defined.

At December 31, 2010, Newedge USA had net capital of approximately $2,234 million, which was approximately $860 million in excess of its net capital requirement.

As a clearing broker-dealer, Newedge USA has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers (PAIB calculation), as defined. The PAIB calculation is completed for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held at Newedge USA as allowable assets in the correspondent's net capital computation. At December 31, 2010, Newedge USA met its PAIB reserve requirements.

Advances to affiliates, repayment of subordinated debt, dividend payments, and other equity withdrawals may be subject to certain notification and other provisions of the rules of the SEC and other regulatory bodies.

Supplemental Information

Newedge USA, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

(Thousands of Dollars)

December 31, 2010

Net capital		
Total member's equity	$ 866,606	
Add subordinated debt	1,705,000	
Total capital and allowable subordinated debt		$ 2,571,606
Deductions and/or charges:		
Non-allowable assets:		
Exchange memberships and stock in exchanges	9,407	
Receivables from customers	1,932	
Receivables from affiliates	6,187	
Fixed assets	38,816	
Deferred compensation plan, net of allowable portion of $21,767	20,395	
Prepaid expenses	12,984	
Net deferred tax assets	27,868	
Other assets	63,070	
Total non-allowable assets	180,659	
Additional charges for customers' and non-customers' commodity accounts (4% SOV charge, undermargin charges)	24,393	
Aged failed-to-deliver (12 items)	968	
Commodity futures contracts and spot commodities proprietary capital charges	77,893	
Other deductions and/or charges (primarily deductions on reverse repurchase agreements and a 5% charge on receivables at foreign brokers)	27,657	
Total deductions and/or charges		(311,570)
Net capital before haircuts		2,260,036
Haircuts on securities		
Trading and investment securities:		
Certificates of deposit and commercial paper	4,408	
U.S. government obligations	7,955	
Corporate obligations	830	
Equities	7,700	
Other securities (money market investments)	–	
Undue concentration	–	
Other (uncovered inventory)	5,211	
Total haircuts on securities		(26,104)
Net capital		$ 2,233,932

Newedge USA, LLC

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission (continued)

(Thousands of Dollars)

December 31, 2010

Net capital		$ 2,233,932
Computation of alternative net capital requirement		
Amount of customer risk maintenance margin requirement	$ 15,498,767	
8% of customer risk maintenance margin requirement		1,239,901
Amount of non-customer risk maintenance margin requirement	1,673,123	
8% of non-customer risk maintenance margin requirement		133,850
Total alternative net capital requirement		1,373,751
Greater of:		
8% of the customer risk maintenance margin requirement and 8% of the non-customer risk maintenance margin requirement under the Commodity Exchange Act		–
2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 (2% of $2,213,114); or minimum dollar net capital requirement of the Company		–
Net capital requirement		1,373,751
Excess net capital		$ 860,181
Net capital in excess of 110% of the risk-based capital requirement under the Commodity Exchange Act		$ 722,806

There were no material differences between the audited computation of net capital included above and the corresponding schedule in the Company's unaudited December 31, 2010 Part II FOCUS filing.

Newedge USA, LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

(Thousands of Dollars)

December 31, 2010

Credit balances		
Free credit balances and other credit balances in customers' security accounts	$ 1,865,678	
Monies payable against customers' securities loaned	203,304	
Customers' securities failed to receive	2,106	
Credit balances in firm accounts which are attributable to principal sales to customers	282	
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	4,047	
Other – customer-owned securities on deposit with the Options Clearing Corporation to meet customer margin requirements	1,314,368	
Total credits		$ 3,389,785
Debit balances		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts, and accounts doubtful of collection, net of deductions	75,647	
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	481,374	
Failed to deliver of customers' securities not older than 30 calendar days	7,393	
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	1,648,700	
Aggregate debit items	2,213,114	
Less 3% (for alternative method)		(66,393)
Total 15c3-3 debits		2,146,721
Reserve computation		
Excess of total credits over total debits		$ 1,243,064
Amount held on deposit in "Reserve Bank Account(s)," including zero qualified securities, at end of reporting period		$ 1,407,422

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2010 Part II FOCUS filing.

Newedge USA, LLC

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3.	None
The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.	Yes

Newedge USA, LLC

Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges

(Thousands of Dollars)

December 31, 2010

Segregation requirement	
Net ledger balance:	
Cash	$ 14,317,087
Securities (at market)	6,428,336
Net unrealized profit in open futures contracts	(573,029)
Exchange-traded options:	
Add market value of open option contracts purchased on a contract market	14,976,945
Deduct market value of open option contracts sold on a contract market	(14,167,519)
Add accounts liquidating to a deficit and accounts with debit balances – gross amount	81,392
Less amount offset against U.S. Treasury obligations owned by particular customers	(59,894)
Amount required to be segregated	21,003,318
Funds on deposit in segregation	
Deposited in segregated funds bank accounts:	
Cash	324,450
Securities representing investment of customers' funds (at market)	10,272,056
Securities held for particular customers or option customers in lieu of cash (at market)	1,668,827
Margins on deposit with clearing organizations of contract markets:	
Cash	132,182
Securities representing investment of customers' funds (at market)	3,671,753
Securities held for particular customers or option customers in lieu of cash (at market)	4,759,509
Net settlement from (to) clearing organizations of contract markets	(6,421)
Exchange-traded options:	
Value of open long option contracts	14,976,945
Value of open short option contracts	(14,167,519)
Net equities with other FCMs:	
Net liquidating equity	–
Securities representing investments of customers' funds (at market)	–
Securities held for particular customers or option customers in lieu of cash (at market)	–
Total amount in segregation	21,631,782
Excess funds in segregation	$ 628,464

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2010 Part II FOCUS filing.

Newedge USA, LLC

Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7
(Thousands of Dollars)

December 31, 2010

Foreign Futures and Foreign Options Secured Amounts – Summary

I. Check the appropriate box to identify the amount shown below:

- ☐ Secured amounts in only U.S.-domiciled customers' accounts
- ☒ Secured amounts in U.S.- and foreign-domiciled customers' accounts
- ☐ Net liquidating equities in all accounts of customers trading on foreign boards of trade
- ☐ Amount required to be set aside pursuant to law, rule, or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder

II. Has the FCM changed the method of calculating the amount to be set aside in separate accounts since the last financial report it filed?

- ☐ Yes
- ☒ No

Amounts to be set aside in separate Section 30.7 accounts		$ 6,950,962
Total secured amounts		
Cash in banks	$ 201,629	
Securities in safekeeping	635,891	
Amounts held by members of foreign boards of trade	6,625,532	
Total funds in separate Section 30.7 accounts		7,463,052
Excess funds in separate Section 30.7 accounts		$ 512,090

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2010 Part II FOCUS filing.

Statement of Financial Condition and Supplemental Information

Newedge USA, LLC
(A Delaware Limited Liability Company)
December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Ernst & Young LLP

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